January 31, 2020

Gaoyang Liu
Chief Executive Officer
Clancy Corp
2nd Floor, BYD, No. 56, Dongsihuan South Road
Chaoyang District, Beijing, China

       Re: Clancy Corp
           Form 10-K for Fiscal Year Ended July 31, 2019
           Filed November 14, 2019
           File No. 333-213698

Dear Mr. Liu:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended July 31, 2019

Item 8. Financial Statements and Supplementary Data, page 19

1. We note that you have included Bharat Parikh & Associates' previously issued report for fiscal year 2018 in your July 31, 2019 Form 10-K. As Bharat's registration with the
      PCAOB was revoked on March 19, 2019, Bharat is considered a nonregistered firm. As such, your financial statements as of July 31, 2018 and for the year then ended are considered to be not audited in accordance with PCAOB Rule 2100 and your Form 10-K is deemed substantially deficient. Please immediately amend your July 31, 2019 Form 10-
      K to remove Bharat's report and label the columns of the financial statements for fiscal year 2018 as "not audited". Once you have obtained a report from an independent registered public accounting firm for your financial statements as of July 31, 2018 and for the year then ended, please amend your July 31, 2019 Form 10-K to file the audited financial statements. As part of your amendments, please re-evaluate the disclosures related to management's assessment of the effectiveness of internal controls over financial
 Gaoyang Liu
Clancy Corp
January 31, 2020
Page 2
         reporting and disclosure controls and procedures for any additional material weaknesses and provide updated Sections 302 and 906 certifications.
Item 9. Changes in and Disagreements with Accountants and Financial Disclosure, page 20

2. We note that your prior auditor, Bharat Parikh & Associates resigned on March 19, 2019, due to the PCAOB revoking their registration. We further note that you did not include this information in Item 4.01 of Form 8-K filed on May 14, 2019. In the amendment to your Form 10-K, please disclose that the PCAOB revoked Bharat's registration on March
         19, 2109. Refer to Item 304 of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tracey Houser at 202-551-3736 or Jeanne Baker at 202-551-3691 with any questions.



FirstName LastNameGaoyang Liu                                Sincerely,
Comapany NameClancy Corp
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Corporation Finance
January 31, 2020 Page 2                                      Office of Life
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